Mail Stop 4561

October 11, 2006

J. Matt Lile, III
President
Vsurance, Inc.
220 West 6th Street, Suite D
Little Rock, Arkansas 72201

Re: **Vsurance, Inc.**
        Amendment No. 8 to Registration Statement on Form SB-2
        Filed October 5, 2006
        File No. 333-132028

Dear Mr. Lile:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your revised disclosure on page 1 regarding the $1,550,000 in proceeds netted by the company from the loan with Samir Financial. Please revise your entire registration statement to be consistent with this revised disclosure, including pages 4 and 42.

2.   We note your statement on page 13 that the offering price of the shares of common stock was arbitrarily determined at $1.00, with $0.50 attributable to the share of common stock and $0.50 the portion attributable to the warrant. Please revise on this page and throughout the entire registration statement to remove any reference to warrants.

3.   Please revise your disclosure on pages 10, 25, 26, 27 and 29 to update the share
        ownership information as of a more recent date than December 31, 2005.

Financial Statements and Notes

Note 9 – Going Concern, page F-8 and F-17

4.   We note that you revised your note disclosure from the previous amendment to remove
        key pieces of information.   Please disclose in detail your viable plan to overcome the
        Company's financial difficulties.   Accompany this disclosure with a representation from
        management that this plan is reasonably capable of removing the threat to the
        continuation of the business during the twelve-month period following the most recent
        balance sheet presented.   This disclosure should be included as an integral part of both
        management's plan of operations and notes to the financial statements.   See Section
        607.02 of Financial Reporting Codification. Also, have your accountants revise their
        report to make reference to the management's viable plan.

Part II. Information Not Required in Prospectus

Item 25

5.   Please revise to include the expenses of issuance and distribution.

Exhibit 99.2

6.   We refer to the revised subscription agreement filed as Exhibit 99.2. The agreement
        includes numerous references to a private offering, including, but not limited to, the
        following:

    •   The initial paragraph that states that the offering is being conducted pursuant to an
        exemption from registration and is limited to "accredited investors;"
    •   The NASAA and state legends that are applicable to private offerings;
    •   Section 2.1 that states that all purchasers are accredited investors;
    •   Section 3.3 that states that the securities issued will contain a restrictive legend; and,
    •   The "Purchaser Questionnaire" which was included as part of your private offering in
        order to assess whether purchasers were accredited investors.

        Please note that the above are only a few examples. Please review and revise the *entire*
        agreement so that it is applicable to the proposed public offering.

                                    * * * *

        As appropriate, please amend your registration statement in response to these comments.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Joseph I. Emas (*via facsimile*)